June 7, 2013

VIA EDGAR and FedEx

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Dynavax Technologies Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Dear Mr. Riedler:

On behalf of Dynavax Technologies Corporation (the “Company”), we hereby respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2013, (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K, File No. 001-34207, filed with the Commission on March 8, 2013. The text of the Staff’s comments has been included in this letter in italics for your convenience.

The information currently available and provided in the response is solely for fiscal year 2012, the year with respect to which the Comment Letter applies, but the Company expects to provide disclosure in a form to be used in the future following acceptance by the SEC. Accordingly, we respectfully advise the Commission that where the Comment Letter requests the Company to revise disclosure, such disclosure shall be the form of disclosure the Company intends to make in the 2013 filings of its Annual Report on Form 10-K.

Pharmaceutical Partnerships and Other Funding Agreements, page 7 and

Notes to Consolidated Financial Statements, page 60

1.	Please provide draft disclosure to be included in your next Form 10-K that provides the following material information regarding each of the noted collaborations:

•

For the AstraZeneca agreement, please disclose the aggregate milestone payments remaining to be paid and provide more specific information about the royalty provisions. For example, you may either provide a range of royalties (within ten percent) or a statement that the percentage is in the single digits, teens, etc.

•

We note your statement on page 7 that under the GlaxoSmithKline agreement you will receive “tiered, up to double-digit royalties” on sales. Please provide a more narrow range for the royalties you will receive (within ten percent).

Proposed Disclosure:

Item 1. Business:

AstraZeneca AB

In September 2006, we entered into a three-year research collaboration and license agreement with AstraZeneca for the discovery and development of TLR9 agonist-based therapies for the treatment of asthma and chronic obstructive pulmonary disease for which we received an upfront payment of $10 million. In 2008, we received a substantive milestone payment of $4.5 million for the nomination of the first candidate drug, AZD1419, for asthma. The research term of this agreement was extended through July 2010.

In October 2011, we amended our agreement with AstraZeneca to provide that we will conduct initial clinical development of AZD1419. Under the terms of the amended agreement, AstraZeneca will fund all program expenses to cover the cost of development activities through Phase 2a. In the fourth quarter of 2012, we and AstraZeneca agreed to advance AZD1419 towards a Phase 1 clinical trial. If AstraZeneca chooses to advance the program following completion of Phase 2a, we will receive a $20 million milestone payment and AstraZeneca will retain its rights to develop the candidate therapy and to commercialize the resulting asthma product. We are eligible to receive additional milestone payments, which we have determined to be substantive milestones, of up to approximately $100 million, based on the achievement of certain development and regulatory objectives. Additionally, upon commercialization, we are eligible to receive tiered royalties ranging from the mid to high single-digits based on product sales of any products originating from the collaboration. We have the option to co-promote in the United States products arising from the collaboration, if any. AstraZeneca has the right to sublicense its rights upon our prior consent.

Absent early termination, the agreement will expire when all of AstraZeneca’s payment obligations expire. AstraZeneca has the right to terminate the agreement at any time upon prior written notice and either party may terminate the agreement early upon written notice if the other party commits an uncured material breach of the agreement.

GlaxoSmithKline

In December 2008, we entered into a worldwide strategic alliance with GSK to discover, develop and commercialize TLR inhibitors. We received an initial payment of $10 million and agreed to conduct research and early clinical development in up to four programs. In 2011, we earned $15 million in milestone payments for the initiation of Phase 1 and proof-of-mechanism clinical trials of DV1179 in systemic lupus erythematosus patients and expansion of our collaboration with GSK to develop a TLR8 inhibitor.

We are eligible to receive future development milestone payments which we have determined to be substantive milestones. GSK can exercise its exclusive option to license each program upon achievement of certain events and we are eligible to receive contingent option exercise payments. If GSK exercises an option, GSK would carry out further development and commercialization of the corresponding products. We are eligible to receive tiered royalties ranging from the mid single-digit to mid teens on sales of any products originating from the collaboration and have retained an option to co-develop and co-promote one product under this agreement.

Absent early termination, the agreement will expire when all of GSK’s payment obligations expire. Either party may terminate the agreement early upon written notice if the other party commits an uncured material breach of the agreement. Either party may terminate the agreement in the event of insolvency of the other party. GSK also has the option to terminate the agreement without cause upon prior written notice within a specified window of time dependent upon the stage of clinical development of the programs.

Notes to Financial Statements:

AstraZeneca

In September 2006, we entered into a three-year research collaboration and license agreement with AstraZeneca for the discovery and development of TLR9 agonist-based therapies for the treatment of asthma and chronic obstructive pulmonary disease. The deliverables under this arrangement did not have stand-alone value and so did not qualify as separate units of accounting. We received an upfront payment of $10 million. In 2008, we received a substantive milestone payment of $4.5 million for the nomination of the first candidate drug, AZD1419, for asthma. The research term of this agreement was extended through July 2010.

In October 2011, we amended our agreement with AstraZeneca to provide that we will conduct initial clinical development of AZD1419. Under the terms of the amended agreement, AstraZeneca will fund all program expenses to cover the cost of development activities through Phase 2a, estimated to total approximately $20 million. We received an initial payment of $3 million to begin the clinical development program. In the first quarter of 2012, we received a $2.6 million payment to advance AZD1419 into preclinical toxicology studies and these toxicology studies were completed in the third quarter of 2012. We and AstraZeneca have agreed to advance AZD1419 towards a Phase 1 clinical trial, which resulted in a development funding payment of $6 million, received in the fourth quarter of 2012. If AstraZeneca chooses to advance the program following completion of Phase 2a, we will receive a $20 million milestone payment and AstraZeneca will retain its rights to develop the candidate therapy and to commercialize the resulting asthma product. We are eligible to receive additional milestone payments, which we have determined to be substantive milestones, of up to approximately $100 million, based on the achievement of certain development and regulatory objectives. Additionally, upon commercialization, we are eligible to receive tiered royalties ranging from the mid to high single-digits based on product sales of any products originating from the collaboration. We have the option to co-promote in the United States products arising from the collaboration, if any. AstraZeneca has the right to sublicense its rights upon our prior consent.

Revenue from the 2011 amendment has been deferred and is being recognized as the development work is performed over the estimated performance period of approximately 50 months. The following table summarizes the revenues earned under our agreement with AstraZeneca (in thousands):

	Years ended December 31,
	2012	2011	2010
Initial payments	$720	$120	$10,778
Performance of research activities	2,462	642	3,315

Total	$3,182	$762	$14,093

As of December 31, 2012, and December 31, 2011, deferred revenue from the initial payment and development funding payments was $7.7 million and $4.9 million, respectively.

Absent early termination, the agreement will expire when all of AstraZeneca’s payment obligations expire. AstraZeneca has the right to terminate the agreement at any time upon prior written notice and either party may terminate the agreement early upon written notice if the other party commits an uncured material breach of the agreement.

GlaxoSmithKline

In December 2008, we entered into a worldwide strategic alliance with GSK to discover, develop and commercialize toll-like receptor (“TLR”) inhibitors. Under the terms of the arrangement, we agreed to conduct research and early clinical development in up to four programs: the Lead TLR 7/9 program, a Follow-On TLR 7/9 program, and up to two other TLR programs.

We are currently conducting a Phase 1 clinical trial in the Lead TLR 7/9 program with DV1179 in systemic lupus erythematosus patients. The Company is not currently performing any activities on the Follow-On TLR 7/9 program or the other TLR programs under the agreement. If we were to achieve certain development objectives in the Company’s Follow-On TLR 7/9 program and other TLR programs, we are eligible to receive up to $12 million in development milestone payments.

GSK can exercise its exclusive option to license each of the four programs. If GSK exercises an option, GSK would carry out further development and commercialization of the corresponding products. If GSK exercises their option, then we are eligible to receive payments of up to approximately $125 million for each program, comprised of contingent option exercise payments and additional payments based on the achievement of certain development, regulatory and commercial objectives.

We are also eligible to receive up to $60 million if aggregate worldwide annual net sales milestones are achieved and tiered royalties ranging from the mid single-digit to mid teens on sales of any products originating from the collaboration. We have retained an option to co-develop and co-promote one product under this agreement.

We received an initial payment of $10 million in 2008. The deliverables under this arrangement did not have stand-alone value and so did not qualify as separate units of accounting. In 2011, we earned and recognized $12 million in substantive development milestone payments related to the initiation of Phase 1 and proof-of-mechanism clinical trials of DV1179 in systemic lupus erythematosus patients. Also, in 2011, we earned and recognized $3 million in substantive development milestone payments related to the expansion of our collaboration with GSK to develop a TLR8 inhibitor.

Revenue from the initial payment from GSK was deferred and is being recognized over the expected period of performance under the agreement, which is estimated to be seven years. The following table summarizes the revenues recognized under our agreement with GSK (in thousands):

	Years ended December 31,
	2012	2011	2010
Initial payment	$1,428	$1,428	$1,428
Milestone revenue	—	15,000	—

Total	$1,428	$16,428	$1,428

As of December 31, 2012 and 2011, deferred revenue relating to the initial payment was $4.2 million and $5.7 million, respectively.

Absent early termination, the agreement will expire when all of GSK’s payment obligations expire. Either party may terminate the agreement early upon written notice if the other party commits an uncured material breach of the agreement. Either party may terminate the agreement in the event of insolvency of the other party. GSK also has the option to terminate the agreement without cause upon prior written notice within a specified window of time dependent upon the stage of clinical development of the programs.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (510) 665-7217 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Dynavax Technologies Corporation

/s/ Jennifer Lew
Jennifer Lew
Vice President, Finance

cc:	Eddie Gray, Dynavax Technologies Corporation

Michael Ostrach, Dynavax Technologies Corporation

Glen Y. Sato, Cooley LLP